SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: FedEx Corp.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[The following tweets were posted on Sept. 6th and 7th, 2016.]

IBT Cap Strategies ~~@~~TeamstersDC 4h4 hours ago

~~$~~FDX CEO benefits from lowballed performance hurdles in two-decade old ~~#~~execpay plan targets ~~#~~corpgov ~~@~~Teamsters

4 retweets 0 likes

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•  •  IBT Cap Strategies ~~@~~TeamstersDC 20h20 hours ago

1995 a long time ago- ~~@~~teamsters call on ~~$~~FDX to overhaul o/dated ~~#~~CEOpay bonus https://teamster.org/sites/teamster.org/files/09116fedexsharholderletter.pdf … … ~~#~~corpgov

0 retweets 0 likes

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•  •  IBT Cap Strategies ~~@~~TeamstersDC 20h20 hours ago

~~@~~teamsters call on ~~$~~FDX to implement tougher performance hurdles for ~~#~~CEOpay https://teamster.org/sites/teamster.org/files/09116fedexsharholderletter.pdf … ~~#~~corpgov

0 retweets 0 likes

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•  •  Rosanna Landis Weave ~~@~~LandisWeaver 21h21 hours ago

The ~~@~~TeamstersDC stinging critique of pay at ~~$~~FDX: https://teamster.org/sites/teamster.org/files/09116fedexsharholderletter.pdf …

1 retweet 1 like

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•  •  IBT Cap Strategies ~~@~~TeamstersDC 21h21 hours ago

1995 was a long time ago - ~~$~~FDX must update ~~#~~execpay plan and performance hurdles https://teamster.org/sites/teamster.org/files/09116fedexsharholderletter.pdf … ~~#~~corpgov